UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On June 28, 2010, Asia Entertainment & Resources Ltd. (the “Company”) sent a notice (the “Notice”) to all record holders of the ordinary share purchase warrants of the Company (the “Warrants”) that, pursuant to the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, the Warrants will be redeemed for cash at the redemption price of $0.01 per warrant (the “Redemption Price”) on October 28, 2010 (the “Redemption Date”).  Accordingly, after 5:00 p.m. New York time on the Redemption Date, the Warrants will no longer be exercisable for ordinary shares of the Company and the holders will only have the right to receive the Redemption Price. A copy of the Notice is attached hereto as Exhibit 4.1.

Exhibits

Exhibit	Description
4.1	Notice of Full Redemption dated June 28, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2010	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
		Name:	Li Chun Ming Raymond
		Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description
4.1	Notice of Full Redemption dated June 28, 2010